UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
PINNACLE FINANCIAL PARTNERS, INC.
(Exact name of registrant as specified in its charter)

Tennessee	62-1812853
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

The Commerce Center
211 Commerce Street	37201
Suite 300
Nashville, TN
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock, $1.00 Par Value	NASDAQ Global Select Market
If this form relates to the registration of a class of securities pursuant to section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: 000-31225
Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE
     This Registration Statement on Form 8-A/A is being filed by Pinnacle Financial Partners, Inc., a Tennessee corporation, to restate and amend in its entirety the description of Pinnacle’s common stock previously set forth in a Registration Statement on Form 8-A filed by Pinnacle with the Securities and Exchange Commission on August 3, 2000.
     Except as specifically noted herein, “Pinnacle,” “Pinnacle Financial,” “we,” “our,” “us” and similar words in this registration statement refer to Pinnacle Financial Partners, Inc. and “Pinnacle National” refer to Pinnacle National Bank, a wholly-owned subsidiary of Pinnacle Financial.

Item 1.	Description of Registrant’s Securities to be Registered.
DESCRIPTION OF COMMON STOCK
General
     The authorized capital stock of Pinnacle Financial Partners, Inc. consists of 90 million shares of common stock, par value $1.00 per share, and 10 million shares of preferred stock, no par value. As of December 31, 2008, 23,762,124 shares of Pinnacle Financial common stock were outstanding, and 95,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A were outstanding. The remaining shares of preferred stock, other than the shares currently issued as Series A preferred stock, may be issued in one or more series with those terms and at those times and for any consideration as the Pinnacle Financial board of directors determines. As of December 31, 2008, 2,754,254 shares of Pinnacle Financial common stock were reserved for issuance upon the exercise of outstanding stock options under various employee stock option plans, 345,000 shares were reserved for issuance upon exercise of warrants issued to Pinnacle Financial’s organizers and 534,910 shares were reserved for issuance upon exercise of the warrant issued to the U.S. Department of the Treasury in connection with its acquisition of the Series A preferred stock.
     The following summary of the terms of the capital stock of Pinnacle Financial is not intended to be complete and is subject in all respects to the applicable provisions of the Tennessee Business Corporation Act, or TBCA, and is qualified by reference to the amended and restated charter and bylaws of Pinnacle Financial.
Common Stock
     The outstanding shares of Pinnacle Financial common stock are fully paid and nonassessable. Holders of Pinnacle Financial common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of Pinnacle Financial common stock do not have pre-emptive rights and are not entitled to cumulative voting rights with respect to the election of directors. The Pinnacle Financial common stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions with respect to the common stock.
     Subject to the preferences applicable to any shares of Pinnacle Financial preferred stock outstanding at the time, including the Series A preferred stock, holders of Pinnacle Financial common stock are entitled to dividends when and as declared by the Pinnacle Financial board of directors from legally available funds and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities.

Preferred Stock
     Pinnacle Financial is authorized to issue up to 10 million shares of preferred stock. As of the date hereof, the 95,000 shares of Series A preferred stock are the only shares of preferred stock outstanding. The outstanding shares of Series A preferred stock have no maturity date and are fully paid and non-assessable. The holders of the shares of Series A preferred stock are entitled to certain rights and preferences including with respect to the receipt of dividends and upon liquidation, dissolution, and winding up of Pinnacle Financial and these holders also have the right to elect directors to Pinnacle Financial’s board of directors if Pinnacle Financial fails to pay dividends on the shares for a total of six quarters. The board of directors of Pinnacle Financial may, without further action by the shareholders of Pinnacle Financial, issue one or more series of Pinnacle Financial preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.
Election of Directors by Shareholders
     Pinnacle Financial’s amended and restated charter and bylaws provide that the Pinnacle Financial board of directors is to be divided into three classes as nearly equal in number as possible. Directors are elected by classes to three-year terms, so that approximately one-third of the directors of Pinnacle Financial are elected at each annual meeting of the shareholders. In addition, Pinnacle Financial’s bylaws provide that the power to increase or decrease the number of directors and to fill vacancies is vested in the Pinnacle Financial board of directors. The overall effect of these provisions may be to prevent a person or entity from seeking to acquire control of Pinnacle Financial through an increase in the number of directors on the Pinnacle Financial board of directors and the election of designated nominees to fill newly created vacancies.
     In the event that Pinnacle Financial fails to pay dividends on the Series A preferred stock for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting Pinnacle Financial’s board of directors will be increased by two. Holders of the Series A preferred stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of Pinnacle Financial’s board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full.
Dividends on Common Stock
     Holders of Pinnacle Financial’s common stock are entitled to receive dividends when, as and if declared by Pinnacle Financial’s board of directors out of funds legally available for dividends. Pinnacle Financial has never declared or paid any dividends on its common stock. In order to pay any dividends, Pinnacle Financial will need to receive dividends from Pinnacle National or have other sources of funds. As a national bank, Pinnacle National can only pay dividends to Pinnacle Financial if it has retained earnings for the current fiscal year and the preceding two fiscal years, and if it has a positive retained earnings account. At September 30, 2008, Pinnacle National’s retained earnings available for dividends were $66.9 million. In addition, its ability to pay dividends or otherwise transfer funds to Pinnacle Financial is subject to various regulatory restrictions.
     Pinnacle Financial’s ability to pay dividends to its shareholders in the future will depend on its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, its ability to service any equity or debt obligations senior to its common stock and other factors deemed relevant by Pinnacle Financial’s board of directors. Pinnacle Financial currently intends to retain any future earnings to fund the development and growth of our business. Therefore, Pinnacle Financial does not anticipate paying any cash dividends on its common stock in the foreseeable future.
Corporate Transactions
     Pinnacle Financial’s amended and restated charter, with exceptions, requires that any merger or similar transaction involving Pinnacle Financial or any sale or other disposition of all or substantially all of Pinnacle Financial’s assets will require the affirmative vote of a majority of its directors then in office and the affirmative vote of the holders of at least two-thirds of the outstanding shares of Pinnacle Financial’s common stock. However, if Pinnacle Financial’s board of directors has approved the particular transaction by the affirmative vote of two-thirds of the entire board, then the applicable provisions of Tennessee law would govern and shareholder approval of the transaction would require only the affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote on the transaction. Any amendment of this provision adopted by less than two-thirds of the entire board of directors would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock; otherwise, the amendment would only require the affirmative vote of at least a majority of the outstanding shares of common stock.
     Pinnacle Financial’s charter describes the factors that its board of directors must consider in evaluating whether an acquisition proposal made by another party is in Pinnacle Financial’s shareholders’ best interests. The term “acquisition proposal” refers to any offer of another party to:
•	make a tender offer or exchange offer for Pinnacle Financial’s common stock or any other equity security of Pinnacle Financial;

•	merge or combine Pinnacle Financial with another corporation; or

•	purchase or otherwise acquire all or substantially all of the properties and assets owned by Pinnacle Financial.
     The board of directors, in evaluating an acquisition proposal, is required to consider all relevant factors, including:
•	the expected social and economic effects of the transaction on Pinnacle Financial’s employees, clients and other constituents, such as its suppliers of goods and services;

•	the payment being offered by the other corporation in relation to (1) Pinnacle Financial’s current value at the time of the proposal as determined in a freely negotiated transaction and (2) the board of directors’ estimate of Pinnacle Financial’s future value as an independent company at the time of the proposal; and

•	the expected social and economic effects on the communities within which Pinnacle Financial operates.
     Pinnacle Financial has included this provision in its amended and restated charter because serving its community is one of the reasons for organizing Pinnacle National. As a result, the board of directors believes its obligation in evaluating an acquisition proposal extends beyond evaluating merely the payment being offered in relation to the market or book value of the common stock at the time of the proposal.

     While the value of what is being offered to shareholders in exchange for their stock is the main factor when weighing the benefits of an acquisition proposal, the board believes it is appropriate also to consider all other relevant factors. For example, the board will evaluate what is being offered in relation to the current value of Pinnacle Financial at the time of the proposal as determined in a freely negotiated transaction and in relation to the board’s estimate of the future value of Pinnacle Financial as an independent concern at the time of the proposal. A takeover bid often places the target corporation virtually in the position of making a forced sale, sometimes when the market price of its stock may be depressed. The board believes that frequently the payment offered in such a situation, even though it may exceed the value at which shares are then trading, is less than that which could be obtained in a freely negotiated transaction. In a freely negotiated transaction, management would have the opportunity to seek a suitable partner at a time of its choosing and to negotiate for the most favorable price and terms that would reflect not only Pinnacle Financial’s current value, but also its future value.
     One effect of the provision requiring Pinnacle Financial’s board of directors to take into account specific factors when considering an acquisition proposal may be to discourage a tender offer in advance. Often an offeror consults the board of a target corporation before or after beginning a tender offer in an attempt to prevent a contest from developing. In Pinnacle Financial’s board’s opinion, this provision will strengthen its position in dealing with any potential offeror that might attempt to acquire the company through a hostile tender offer. Another effect of this provision may be to dissuade shareholders who might be displeased with the board’s response to an acquisition proposal from engaging Pinnacle Financial in costly litigation.
     The applicable charter provisions would not make an acquisition proposal regarded by the board as being in Pinnacle Financial’s best interests more difficult to accomplish. It would, however, permit the board to determine that an acquisition proposal was not in Pinnacle Financial’s best interests, and thus to oppose it, on the basis of the various factors that the board deems relevant. In some cases, opposition by the board might have the effect of maintaining incumbent management.
     Any amendment of this provision adopted by less than two-thirds of the entire board of directors would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock; otherwise, the amendment would only require the affirmative vote of at least a majority of the outstanding shares of common stock.
     Pinnacle Financial’s amended and restated charter provides that all extraordinary corporate transactions must be approved by two-thirds of the directors and a majority of the shares entitled to vote or a majority of the directors and two-thirds of the shares entitled to vote.
     In addition to the provisions described above with respect to board and shareholder approval required for certain corporate transactions, for so long as any shares of Series A preferred stock are outstanding, in addition to any other vote or consent of shareholders required by law or by Pinnacle Financial’s amended and restated charter, the vote or consent of the holders of at least 66 2/3% of the shares of Series A preferred stock at the time outstanding, voting separately as a single class, is also necessary for effecting or validating any consummation of a binding share exchange or reclassification involving the Series A preferred stock or of a merger or consolidation of Pinnacle Financial with another entity, unless the shares of Series A preferred stock remain outstanding following any such transaction or, if Pinnacle Financial is not the surviving entity, are converted into or exchanged for preference securities of the surviving entity and such remaining outstanding shares of Series A preferred stock or preference securities have rights, references, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A preferred stock, taken as a whole.

Anti-Takeover Statutes
     The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth or more, or a majority of all voting power (to the extent such acquired shares cause such a person to exceed one-fifth or one-third of all voting power) in the election of a Tennessee corporation’s directors. However, voting rights will be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at fair value.
     The Tennessee Control Share Acquisition Act is not applicable to Pinnacle Financial because its amended and restated charter does not contain a specific provision “opting in” to the act.
     The Tennessee Investor Protection Act, or TIPA, provides that unless a Tennessee corporation’s board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase: (1) makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company; (2) makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (3) files with the Tennessee Commissioner of Commerce and Insurance (the “Commissioner”) and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner.
     The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must also provide for acceptance of securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.
     The TIPA does not apply to Pinnacle Financial, as it does not apply to bank holding companies subject to regulation by a federal agency and does not apply to any offer involving a vote by holders of equity securities of the offeree company.
     The Tennessee Business Combination Act generally prohibits a “business combination” by Pinnacle Financial or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. Pinnacle Financial or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, Pinnacle Financial’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds (2/3) of the other shareholders.

     For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of Pinnacle Financial stock.
     Pinnacle Financial’s charter does not have special requirements for transactions with interested parties; however, all business combinations, as defined above, must be approved by two thirds (2/3) of the directors and a majority of the shares entitled to vote or a majority of the directors and two thirds (2/3) of the shares entitled to vote.
     The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, Pinnacle Financial may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by Pinnacle Financial or Pinnacle Financial makes an offer, or at least equal value per share, to all shareholders of such class.
Indemnification
     The TBCA provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, he reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, he reasonably believed that his conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (c) such officer or director breached his duty of care to the corporation.
     Pinnacle Financial’s charter provides that it will indemnify its directors and officers to the maximum extent permitted by the TBCA. Pinnacle Financial’s bylaws provide that its directors and officers shall be indemnified against expenses that they actually and reasonably incur if they are successful on the merits of a claim or proceeding. In addition, the bylaws provide that Pinnacle Financial will advance to its directors and officers reasonable expenses of any claim or proceeding so long as the director or officer furnishes Pinnacle Financial with (1) a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct and (2) a written statement that he or she will repay any advances if it is ultimately determined that he or she is not entitled to indemnification.
     When a case or dispute is settled or otherwise not ultimately determined on its merits, the indemnification provisions provide that Pinnacle Financial will indemnify its directors and officers when they meet the applicable standard of conduct. The applicable standard of conduct is met if the directors or officer acted in a manner he or she in good faith believed to be in or not opposed to Pinnacle Financial’s best interests and, in the case of a criminal action or proceeding, if the insider had no reasonable cause to believe his or her conduct was unlawful. Pinnacle Financial’s board of directors, shareholders or independent legal counsel determines whether the director or officer has met the applicable standard of conduct in each specific case.
     Pinnacle Financial’s amended and restated charter and bylaws also provide that the indemnification rights contained therein do not exclude other indemnification rights to which a director or officer may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. Pinnacle Financial can also provide for greater indemnification than is provided for in the bylaws if Pinnacle Financial chooses to do so, subject to approval by its shareholders and the limitations provided in its amended and restated charter as discussed in the subsequent paragraph.
     Pinnacle Financial’s amended and restated charter eliminates, with exceptions, the potential personal liability of a director for monetary damages to Pinnacle Financial and its shareholders for breach of a duty as a director. There is, however, no elimination of liability for:
•	a breach of the director’s duty of loyalty to Pinnacle Financial or its shareholders;

•	an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

•	any payment of a dividend or approval of a stock repurchase that is illegal under the TBCA.
     Pinnacle Financial’s amended and restated charter does not eliminate or limit Pinnacle Financial’s right or the right of its shareholders to seek injunctive or other equitable relief not involving monetary damages.
     The indemnification provisions of the bylaws specifically provide that Pinnacle Financial may purchase and maintain insurance on behalf of any director or officer against any liability asserted against and incurred by him or her in his or her capacity as a director, officer, employee or agent whether or not Pinnacle Financial would have had the power to indemnify against such liability.

Item 2.	Exhibits

3.1	Amended and Restated Charter of Pinnacle Financial Partners, Inc., as amended (filed herewith) (Restated for SEC filing purposes only)
3.2	Bylaws of Pinnacle Financial Partners, Inc. (1) (Restated for SEC filing purposes only)
4.1	Specimen of Common Stock Certificate (2)
4.2	See Exhibits 3.1 and 3.2 for provisions of the Charter and Bylaws defining rights of holders of Common Stock

(1)	Registrant hereby incorporates by reference to Registrant’s Current Report on Form 8-K filed on September 21, 2007
(2)	Registrant hereby incorporates by reference to Amendment No. 1 to the Registrant’s Registration Statement on Form SB-2 (File No. 333-38018) filed with the Securities and Exchange Commission on July 12, 2000.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PINNACLE FINANCIAL PARTNERS, INC.
Date: January 12, 2009	By:	/s/ Harold R. Carpenter
		Name:	Harold R. Carpenter
		Title:	Chief Financial Officer

EXHIBIT INDEX

3.1	Amended and Restated Charter of Pinnacle Financial Partners, Inc., as amended (filed herewith) (Restated for SEC filing purposes only)
3.2	Bylaws of Pinnacle Financial Partners, Inc. (1) (Restated for SEC filing purposes only)
4.1	Specimen of Common Stock Certificate (2)
4.2	See Exhibits 3.1 and 3.2 for provisions of the Charter and Bylaws defining rights of holders of Common Stock

(1)	Registrant hereby incorporates by reference to Registrant’s Current Report on Form 8-K filed on September 21, 2007

(2)	Registrant hereby incorporates by reference to Amendment No. 1 to the Registrant’s Registration Statement on Form SB-2 (File No. 333-38018) filed with the Securities and Exchange Commission on July 12, 2000.